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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                    Charles E. Smith Residential Realty, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    832197107
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                                 (CUSIP Number)

 Ernest A. Gerardi, Jr., 2345 Crystal Drive, Arlington, VA 22202, (703) 920-8500
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 2, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page)

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



CUSIP No. 832197107                   13D                   Page 2 of 8 Pages
                               (Amendment No. 2)

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


     Robert H. Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER
                    200    (*)
                    50,000 (*) (upon exercise of stock options)
  NUMBER OF         95,771 (*) (upon redemption of units of limited partnership interest ("Units") in Charles E. Smith Residential
                      Realty L.P.)
   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        18,150 (*)
                    793,334 (3.8%) (**)
  OWNED BY          2,188,791 (10.4%) (upon redemption of Units***)
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         200    (*)
                    50,000 (*) (upon exercise of stock options)
                    95,771 (*) (upon redemption of Units)
   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,150 (*)
                    793,334 (3.8%) (**)
                    2,188,791 (10.4%) (upon redemption of Units***)
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,146,246
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.0% (upon redemption of Units***)
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON


     IN
_______________________________________________________________________________

*   Less than 1%.
** These shares are owned by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.
*** Includes 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses.

CUSIP No. 832197107                   13D                    Page 3 of 8 Pages
                               (Amendment No. 2)

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     Robert P. Kogod
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER
                    84,835 (*)
  NUMBER OF         50,000 (*) (upon exercise of stock options)
                    62,392 (*) (upon redemption of units of limited partnership
    SHARES            interests ("Units") in Charles E. Smith Residential
                      Realty L.P.)
BENEFICIALLY   _________________________________________________________________
               8    SHARED VOTING POWER
   OWNED BY         52,185 (*)
                    793,334 (3.8%) (**)
     EACH           2,178,591 (10.4%) (upon redemption of Units***)
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
  REPORTING         84,835 (*)
                    50,000 (*) (upon exercise of stock options)
   PERSON           62,392 (*) (upon redemption of Units)
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    52,185 (*)
                    793,334 (3.8%) (**)
                    2,178,591 (10.4%) (upon redemption of Units***)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,221,337
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.3% (upon redemption of Units***)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________
*   Less than 1%.
** These shares are owned by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.
*** Includes 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses.

Item 1. Security and Issuer

         This Amendment No. 2 to Schedule 13D (this "Statement") relating to shares of common stock, par value $.01 per share, of Charles E. Smith Residential Realty, Inc., a Maryland corporation (the "Issuer") is being filed by the undersigned to amend the Schedule 13D, as amended, which was originally filed on January 29, 1999. The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2. Identity and Background

         This Statement is being filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons"). The business address of each of the Reporting Persons is 2345 Crystal Drive, Arlington, Virginia 22202.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation or employment of each of the Reporting Persons. Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         At the time of the Initial Public Offering of the Issuer, which was consummated on June 30, 1994 (the "IPO"), the Reporting Persons acquired beneficial ownership, directly or indirectly, of an aggregate of 291,740 shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer, which they purchased for cash using their personal funds. Subsequent to the IPO, the Reporting Persons have purchased from time to time, in the aggregate, an additional 65,300 shares of Common Stock using their personal funds. The Reporting Persons have disposed an aggregate of 535,004 shares of Common Stock in three separate transfers by gift.

         In connection with the consummation of IPO, the Reporting Persons also transferred to the Issuer and Charles E. Smith Residential Realty L.P., a Delaware limited partnership, (the "Operating Partnership") their interests in certain properties and other real estate assets, in exchange for Class A common units of limited partnership interest ("Units") of the Operating Partnership. Since this initial contribution of assets, the Reporting Persons have received additional Units in connection with similar asset contribution transactions. All of such Units are currently eligible for redemption by the holders into shares of Common Stock or cash at the option of the Issuer.

         On March 1, 1999, the Reporting Persons were granted options to buy 200,000 shares of Common Stock. The options vest in four equal annual installments beginning on February 22, 2000; thus, each of the Reporting Persons has 50,000 options exercisable as of May 2, 2000.

         On March 5, 1999, the Reporting Persons redeemed an aggregate of 333,334 Units, in which they shared voting and dispositive power and received in exchange an equal number of shares of Common Stock of the Issuer. Immediately after the redemption, the Reporting Persons donated the 333,334 shares of Common Stock to a charitable foundation for which the Reporting Persons serve as trustees. The foundation held an aggregate of 793,334 shares (or 3.8%) of Common Stock of the Issuer as of May 2, 2000.

Item 4. Purpose of Transaction

         As described in Item 3 above, the majority of the Units and shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with the formation of the Operating Partnership and the consummation of the IPO. In accordance with the provisions of the partnership agreement of the Operating Partnership (the "Partnership Agreement"), commencing June 30, 1995, the Units held by the Reporting Persons became redeemable at the option of the Issuer for shares of Common Stock or cash. Although the Reporting Persons reserve the right to challenge this determination, each Unit held by the Reporting Persons may be deemed to represent a right to acquire a share of Common Stock. If all the Units held by the Reporting Persons which are eligible for redemption were redeemed and the Issuer elected to issue shares of Common Stock upon such redemption, the shares of Common Stock held by the Reporting Persons immediately after such redemption would represent, as of May 2, 2000, in the aggregate, 16.3% of the outstanding shares of Common Stock (assuming no other person redeemed Units for shares of Common Stock).

         The Reporting Persons' ability to acquire such shares of Common Stock may be limited however because the Issuer's Articles of Incorporation (the "Charter") contains certain restrictions on the number of shares of Common Stock that the Reporting Persons may beneficially own. Messrs. Smith and Kogod, members of their families, and entities that they control are prohibited from acquiring any shares if such acquisition would cause five beneficial owners of shares to own either directly, or under the applicable attribution rules of the Internal Revenue Code (the "Code"), in the aggregate more than 50% in value of the outstanding shares. Messrs. Smith and Kogod, members of their families, and entities that they control also are prohibited from acquiring shares if, as a result of, and giving effect to, such acquisition, any tenant would be regarded as a Related Party Tenant for purposes of Section 856(b)(2)(B) of the

Code and the Company would be considered to receive more than 1% of its gross annual revenue from Related Party Tenants.

         The Reporting Persons have acquired their shares of Common Stock and their Units for investment. The Reporting Persons may, however, from time to time, in the ordinary course of their business, invest in additional shares of Common Stock or Units or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein or acquired hereafter.

         In this regard, the Issuer has filed two registration statements with the Securities and Exchange Commission (the "SEC") to register for resale, among other shares, the shares of Common Stock that the Reporting Persons currently own or may be deemed to have a right to acquire upon redemption of Units. The registration of the shares of Common Stock that may be received by the Reporting Persons upon redemption of Units for resale does not constitute a determination that the holders of Units who are affiliates of the Issuer have a right to require redemption of such Units for shares nor does such registration mean that any such shares will be offered or sold by the Reporting Persons.

         The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Persons may be deemed to beneficially own an aggregate of 3,430,464 shares of Common Stock, (which includes 2,381,760 shares of Common Stock issuable upon redemption of Units, and 100,000 exercisable options) which would represent approximately 16.3% of the outstanding Common Stock as of May 2, 2000, if all the Reporting Persons' Units were redeemed for Common Stock. Information regarding the number and percentage of shares of Common Stock of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I. The number of shares of Common Stock issuable upon redemption of Units includes 95,771 Units held by Mr. Smith, 45,006 held by Mr. Smith's spouse, 62,392 Units held by Mr. Kogod, 34,806 Units held by Mr. Kogod's spouse, and 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses (including Charles E. Smith Management, Inc., the record owner of 1,877,857 Units).

     (b) Information regarding the sole and shared voting and sole and shared dispositive power relating to the shares of Common Stock beneficially owned by each of the Reporting Persons also is set forth in Appendix I.

     (c) The Reporting Persons did not effect any transaction in shares of Common Stock during the past sixty days.

     (d) No person other than each of the Reporting Persons has the right, either directly or through wholly-owned subsidiaries, to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the shares of Common Stock beneficially owned by such person.

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons are not currently parties to any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

        None.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: May 11, 2000

                                          /s/ Robert H. Smith
                                         -------------------------------
                                              Robert H. Smith


                                         /s/ Robert P. Kogod
                                         -------------------------------
                                             Robert P. Kogod

                                   APPENDIX I



                                                                                Number of Shares of Issuer
                                                                                  Beneficially Owned (2)
                                                                             -------------------------------
                                                                                                  Shared
          Name of Reporting                                                    Sole Voting &      Voting &
       Person and Business or                                                   Dispositive      Dispositive
       Residential Address (1)    Principal Occupation or Employment               Power           Power
       ------------------------ -------------------------------------------- ---------------- --------------
       Robert H. Smith          Chairman of the Board of the Issuer                200             18,150
                                                                                50,000(3)         793,334(5)
                                                                                95,771(4)       2,188,791(4)
       ------------------------ -------------------------------------------- ---------------- --------------
       Robert P. Kogod          Chairman of the Executive Committee of the      84,835             52,185
                                Board of the Issuer                             50,000(3)         793,334(5)
                                                                                62,392(4)       2,178,591(4)

---------------
(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202.
(2) Includes, where applicable, shares of Common Stock held by the listed person's spouse.
(3)  Shares issuable upon exercise of options.
(4)  Shares issuable upon redemption of Units.
(5) Shares held by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.